August 23, 2022

VIA EDGAR

Division of Corporation Finance
Office of Real Estate and Construction
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention: Eric McPhee and Jennifer Monick

Re:	Rithm Capital Corp.
Form 10-K for the year ended December 31, 2021
Filed February 16, 2022
File No. 001-35777

Dear Mr. McPhee and Ms. Monick:

On behalf of Rithm Capital Corp. (the “Company” or “Rithm Capital”), the undersigned submits this letter in response to comments from the staff (the “Staff” of the U.S. Securities and Exchange Commission (the “SEC”)) received by electronic mail dated August 3, 2022 (the “Comment Letter”) relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 filed on February 16, 2022 (the “2021 Form 10-K”). To facilitate your review, the undersigned has reproduced the text of the Staff’s comments in italics below, and the headings and comment numbers in this letter correspond to the headings and comment numbers in the Comment Letter. In addition, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the 2021 Form 10-K.

Form 10-K for the year ended December 31, 2021

Item 8. Consolidated Financial Statements
Note 3. Business Acquisitions, page 155

1.    We note your response to comment 1 from our letter dated June 21, 2022 and your response to comment 1 from our letter dated May 25, 2022. Based on your responses, it appears that you separated the acquisition transaction into two distinct components when determining whether Rule 3-05 financial statements were necessary. Given this acquisition appears to be a single transaction, please explain to us how you determined it was appropriate to separate the transaction into two components when performing the significant tests in accordance with Rule 3-05 and Rule 11-01(d) of Regulation S-X.

Response

The Company respectfully acknowledges the Staff’s comment and informs the Staff that the Company’s basis for separating the acquisition transactions into two distinct components when determining whether Rule 3-05 financial statements were necessary is as follows:

While the form of the acquisition of Genesis and the purchase of the Mortgage Loans Receivable Portfolio were consummated as part of a single purchase agreement, the Company believes the acquisition and purchase are two separate transactions and treated them as such. The Company’s basis for reaching this conclusion is supported by the negotiations and structuring of the purchase agreement for the transactions (the “Purchase Agreement”) as well as the industry and market practice for such transactions. More specifically:

Office of Real Estate and Construction
U.S. Securities and Exchange Commission
August 23, 2022

1.The Purchase Agreement was negotiated and entered into with two separate sellers, both affiliates of Goldman Sachs Group, Inc.:

a.“Platform Seller” (Broad Street Principal Investments LLC); and
b.“Loan Seller” (Goldman Sachs Bank, N.A.);

Further, as outlined in greater detail in the Company’s response to the Staff on June 28, 2022, prior to the Company’s purchase of the Mortgage Loans Receivable Portfolio, the Loan Seller maintained its own underwriting, accounting and bookkeeping functions, utilized an unaffiliated third party for loan servicing and engaged Genesis to perform portfolio management services pursuant to a services agreement. Genesis operated a loan origination platform and sourced the mortgage loans underlying the Mortgage Loans Receivable Portfolio exclusively for the benefit of the Loan Seller.

2.There were two separate purchase prices, negotiated separately and paid to two different entities:

a.The “Platform Purchase Price” of $175 million (subject to certain adjustments) was paid to the Platform Seller; and
b.The “Loan Consideration” consisting of the ‘Closing Date Loan Book Value’ (subject to certain adjustments) was paid to the Loan Seller;

3.The Platform Seller and the Loan Seller each made separate and distinct representations and warranties in the Purchase Agreement:

a.The representations, warranties and covenants made by the Platform Seller were only in relation to the Platform and consisted of those generally and typically made by sellers of a business (i.e., corporate information, financial information, employee matters and benefit plans, contracts, etc.); and
b.The representations, warranties and covenants separately made by the Loan Seller were only in relation to the loan assets and were those generally and typically made by sellers of loan assets (i.e., status of loans, sufficiency of loan files and documents, status of underlying properties) and included buy-back requirements for loan assets that fail to meet certain criteria or representations and warranties (which is typical for purchases and sales of loan assets);

4.The Platform Seller and the Loan Seller each gave separate and distinct indemnities in the Purchase Agreement;

5.The Company was represented by two different law firms – one firm to advise on aspects of the acquisition of the Platform and one firm to advise on aspects of the purchase of the loans;

6.Two different law firms advised the Platform Seller and the Loan Seller with respect to the sale of the Platform and sale of the loan assets, respectively;

7.The Company was not required to purchase loan assets that did not meet certain eligibility requirements (and, in fact, the Company did not purchase all of the available loan assets); and

8.The Company pursues, and other market participants pursue, investments in both loan portfolios and origination platforms, and transactions involving one or both types of investments are standard in the industry.

a.The Company’s investments include (among others):

Office of Real Estate and Construction
U.S. Securities and Exchange Commission
August 23, 2022

1.Since inception, acquired residential mortgage loan portfolios from various counterparties, with transactions in the aggregate exceeding $35 billion of unpaid principal balance and accounted for as asset purchases;
2.$3.9 billion investment in a consumer loan portfolio accounted for as an asset purchase;
3.$1.2 billion investment in Ditech Holdings Corporation completed in 2019 and accounted for as a business combination; and
4.$1.3 billion investment in Caliber Home Loans Inc. completed in 2021 and accounted for as a business combination.

There have been several noteworthy transactions within the mortgage and financial services industries involving sales of loan portfolios separate from sales of the lending platforms. For instance, in November 2021, American Equity Investment Life Insurance Company purchased a $1 billion loan portfolio from Anchor Loans, a residential real estate lender. Concurrently, Anchor Loans sold its loan origination platform to Pretium, an investment management firm.

Ultimately, the Company’s motivation for including each component as part of a single purchase agreement despite being two distinct transactions was largely driven by its desire to acquire both complementary assets as efficiently as possible, including minimizing closing costs, documentation and legal fees. Furthermore, as outlined in the preceding paragraphs, while only one agreement was executed, such agreement contains all of the hallmarks of two separate agreements and the Company believes each component represents a separate transaction. Accordingly, the Company believes there was a reasonable basis for separating the acquisition transactions into two distinct components when determining whether Rule 3-05 financial statements were required.

Identifying Business Acquisitions Involving Multiple Transactions

ASC 805 provides the U.S. GAAP accounting guidance on defining a business for purposes of determining whether an acquisition should be accounted for as a business combination or an asset acquisition. Further, the Company believes the determination as to whether multiple transactions should be considered as a single transaction requires an entity to first consider all of the terms and conditions of the arrangements and their economic effects, including, but not limited to, assessing whether the multiple transactions are entered into at the same time or in contemplation of one another. If an acquirer determines that multiple transactions should be accounted for as a single transaction, the acquirer then applies the definition of a business in accordance with ASC 805 and the transaction is accounted for under the acquisition method in accordance with ASC 805 if it is determined that the acquirer obtained control of a business. Based on this criteria, the Company determined that the Genesis acquisition and the Mortgage Loans Receivable Portfolio purchase should be accounted for together as a single transaction and further determined that it had obtained control of a business in accordance with ASC 805.

In contrast, Rule 11-01(d) provides the SEC guidance on defining a business for purposes of determining whether financial statements of an acquired business must be filed with the SEC. Rule 11-01(d) focuses on whether the nature of the revenue producing activities or other attributes will remain the same after that acquisition and indicates that sufficient continuity of operations after the acquisition is a key factor in the determination of whether the acquisition is a business for SEC reporting. If sufficient continuity of operations exists, then presentation of historical financial statements is material to an understanding of future operations. Furthermore, with regard to multiple transactions, arrangements or other events entered into at the same time or in contemplation of one another, there is no requirement to combine multiple transactions prior to application of Rule 11-01(d). Based on this criteria, the Company believes the determination as to whether multiple transactions should be considered as a single transaction requires an entity to first assess whether each transaction meets the definition of a “business” in accordance with Rule 11-01(d). Once established, any “related businesses” as defined in Rule 3-05(a)(3) are grouped together and treated as a single transaction. For reporting purposes, the Company assessed the Genesis acquisition separately from the acquisition of the Mortgage Loans Receivable Portfolio and evaluated whether each

Office of Real Estate and Construction
U.S. Securities and Exchange Commission
August 23, 2022

acquisition met the definition of a “business.” Based on the Company’s assessment, as outlined in greater detail in the Company’s response to the Staff on June 7, 2022, only the Genesis acquisition met the definition of a “business.”

Financial Statement Disclosures

The Company believes the factors discussed in the preceding paragraphs support its conclusion regarding two separate transactions and that only Genesis met the definition of a business for SEC reporting purposes. While, as a result of this assessment, the Company concluded that annual audited and unaudited interim financial statements of the combined investment for the most recent fiscal year and year-to-date interim period, respectively, as well as pro forma financial statements were not required, the Company did provide meaningful and material financial information and disclosures in its Annual Report on Form 10-K for the fiscal year ended December 31, 2021 filed within 60 days of the closing of the transactions. The Company believes these disclosures provided investors and other users with adequate financial information necessary to assess future operations of Genesis and the Loan Portfolio.

Disclosures relating to Genesis and the Mortgage Loans Receivable Portfolio reflected in the audited financial statements of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 include, but are not limited to, the following:

1.Note 3. Business Acquisitions — includes the purchase price allocation (opening balance sheet) and pro forma financial information for revenues and pre-tax income;

2.Note 4. Segment Reporting — Genesis and the Mortgage Loans Receivable Portfolio are presented as part of a separate reportable segment under the caption, “Mortgage Loans Receivable,” with disclosure of a condensed balance sheet and income statement; and

3.Note 11. Mortgage Loans Receivable — a new footnote summarizing financial information of the Mortgage Loans Receivable Portfolio, including:

a.Loan composition by type: construction, bridge, and renovation
b.Loan count by type
c.Loan weighted average yield by type
d.Loan weighted average original life by type
e.Loan average committed loan balance to value
f.Loan concentration by state
g.Loan “roll forward” presenting activity during the period for initial loan advances, construction holdbacks and draws, pay downs and payoffs, and mark-to-market adjustments
h.Loan past due status.

Further to the above, disclosure items listed in Notes 4 and 11 were also reflected in the unaudited financial statements of the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2022 and June 30, 2022.
***

Please contact the undersigned at (212) 850-7729 should you require further information or have any questions.

Very truly yours,

/s/ Nicola Santoro, Jr.
Nicola Santoro, Jr.
Chief Financial Officer

Office of Real Estate and Construction
U.S. Securities and Exchange Commission
August 23, 2022

cc:	Brian Breheny, Skadden, Arps, Slate, Meagher & Flom LLP
Caroline Kim, Skadden, Arps, Slate, Meagher & Flom LLP
Michael Schwartz, Skadden, Arps, Slate, Meagher & Flom LLP
Deborah Jones, Ernst & Young LLP
Mark Kronfrost, Ernst & Young LLP